ADVANTAGE
ENERGY INCOME FUND
Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

February 10, 2004

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

February 10, 2004 – Hedging Update Monthly Distribution Announcement

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

dlw 2/13

ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

February 10, 2004

Advantage Announces Hedging Program & Monthly Distribution of $0.23 per Unit

(TSX: AVN.UN)

CALGARY, ALBERTA – Advantage Energy Income Fund *(TSE: AVN.UN)* ("Advantage" or the "Fund") announces that it has entered into the following natural gas hedging contracts:

Term	Volume (mcf/d)	Price (Cdn$/mcf @ AECO)
April 1, 2004 – December 31, 2004	50,350	$6.12
January 1, 2005 – March 31, 2005	10,450	$6.30

These hedging contracts will (i) provide stability to Unitholders' cash distributions during the balance of 2004 and, (ii) lock-in high netbacks on natural gas production volumes generated by the Fund's 2004 drilling program thereby ensuring that a quick payout is achieved on these capital expenditures. The Fund's 2004 Capex program consists of the equipping and tie-in of 48 gross wells (41 net) which were drilled in December, 2003 and the drilling and related equipping costs for an additional 97 gross wells (92 net) for a total cost of $45 million.

The Fund also announces that the cash distribution for the month of February will be $0.23 per Unit which is consistent with the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 16.2% based on the February 9, 2004 closing price of $17.00 per Unit. The distribution will be payable on March15, 2004 to Unitholders of record at the close of business on February 27, 2004. The ex-distribution date is February 25, 2004. The cash distribution is based on 37.9 million Units currently outstanding.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, AlbertaT2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723

Web Site: www.advantageincome.com

E-mail: advantage@advantageincome.com

ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

February 10, 2004

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

February 10, 2004 – Hedging Update Monthly Distribution Announcement

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund